





05009539

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 4, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Establishment of a MOU on Cross License between Samsung Electronics and Motorola) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS

Establishment of a MOU on Cross License between Samsung Electronics and Motorola

On July 1, 2005, Samsung Electronics established a MOU with Motorola on cross license for mobile telecommunications technologies.

※ Terms and conditions are confidential under the MOU.

RECEIVED
2005 JUL -7 P 2:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 4, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in Memory Line) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS

Investment in Memory Line

On July 4, 2005, the management committee of Samsung Electronics authorized an investment to expand NAND Flash capacity and upgrade the memory line.

▫ **Details**

- Investment amount: KRW 636.7 billion
- Financing: Cash on hand
- Location: Hwaseong/Giheung Gyeonggido, Korea